March 25, 2010
VIA U.S. MAIL AND FACSIMILE
Mr. Dietrich King
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, DC 20549-7010
Re:	Coleman Cable, Inc. Post-Effective Amendment No. 5 to Form S-1 on Registration Statement on Form S-3 Filed March 4, 2010 File No. 333-138750
Dear Mr. King:
     I am responding on behalf of Coleman Cable, Inc. (the “Company”) to your comment letter of March 16, 2010. We have set forth below each of your comments and then set forth our response.
General
1.	We note that your prospectus appears to have been in use for more than nine months after the September 13, 2007 effective date of the second post-effective amendment to the registration statement. We further note that the audited financial statements contained therein, which are as of and for the fiscal year ended December 31, 2006, are older than 16 months and that you have not subsequently updated the audited financial statements in the prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended, by filing a post-effective amendment to the registration statement. Please advise us as to whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current. Please refer to Section 10(a)(3) of the Securities Act and Question 113.01 of our Securities Act Forms Compliance and Disclosure Interpretations, which are available on our website.

Mr. Dietrich King
March 25, 2010

     The shelf registration statement was filed pursuant to a registration rights agreement for persons who purchased in a private placement that closed on October 11, 2006. The shelf registration statement also registered for re-sale shares held by other shareholders including certain officers and directors of the Company. The Company became subject to the reporting requirements of the Securities Exchange Act of 1934 on February 28, 2007 and since then has filed each of its Exchange Act reports on a timely basis. Subsequent to June 13, 2008, any and all sales of common stock subject to the registration statement by persons listed in the registration statement as selling shareholders were exempt from the registration requirements of the Securities Act of 1933 pursuant to Rule 144 of the Act. Officers and directors of the company listed as selling shareholders have not sold shares pursuant to the registration statement subsequent to June 13, 2008.
     The Company plans to terminate the above registration statement and to de-register the sale of any remaining shares.
2.	We note you are incorporating by reference into your prospectus your annual report on Form 10-K for the fiscal year ended December 31, 2009, which you filed on March 4, 2010. We further note that Part III of that annual report incorporates by reference portions of your proxy statement for your 2010 annual meeting of stockholders to be held on April 30, 2010 and that you have not yet filed that proxy statement. Please note that we will not entertain a request to accelerate the effective date of the post-effective amendment to the registration statement until you have filed a proxy statement containing the aforementioned Part III information.
     We would respectfully submit that the Company’s plan to terminate the above registration statement addresses and resolves this comment.
     Please call me if you have questions or if we may provide any additional information.
     Thank you for your time and attention to this matter.

Very truly yours,
/s/ James J. Junewicz
James J. Junewicz